UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Fourth Quarter and Full Year 2019 Results

Mexico City, February 26, 2020, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter and the full year of 2019.

FOURTH QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•      Volumes increased in Brazil, Central America, and Colombia, while remaining stable in Mexico; transactions outperformed volumes in Mexico, Brazil, and Argentina.

•      Revenues increased 3.1%, while comparable revenues grew 10.0%. Solid pricing, revenue management initiatives across our operations, and volume growth were partially offset by unfavorable currency translation effects into Mexican Pesos.

•      Operating income decreased 13.2%, while comparable operating income decreased 5.1%. A favorable price mix, stable sweetener prices, and declining PET prices were mainly offset by higher concentrate costs, higher operating expenses, and the depreciation of the Brazilian Real, the Argentine Peso and Colombian Peso as applied to our U.S. dollar-denominated raw material costs.

   FULL YEAR OPERATIONAL AND FINANCIAL HIGHLIGHTS

•      For the full year, volumes increased in Brazil and Central America; transactions outperformed volumes in Brazil and Argentina.

•      Revenues increased 6.7%, while comparable revenues grew 10.8%, driven by solid pricing, revenue management initiatives, and volume growth. These factors were partially offset by unfavorable currency translation effects into Mexican Pesos.

•      Operating income increased 3.0%, while comparable operating income increased 9.5%, driven mainly by a favorable price mix, stable sweetener prices, declining PET prices, and operating expense efficiencies. These factors were partially offset by higher concentrate costs, restructuring severance payments related to our efficiency program, and the depreciation of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

•      Majority net income decreased 13.0%, facing a demanding comparable result for 2018, driven by the results of discontinued operations related to the sale of our operation in the Philippines. Earnings per share(1) were Ps. 0.72 (Earnings per unit were Ps. 5.76 and per ADS were Ps. 57.60.).

FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND FULL YEAR 2019
Change vs. same period of last year
		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		4Q 2019	FY 2019	4Q 2019	FY 2019	4Q 2019	FY 2019	4Q 2019	FY 2019
As Reported (2)	Consolidated	3.1%	6.7%	(0.4%)	4.3%	(13.2%)	3.0%	(64.0%)	(13.0%)
	Mexico & Central America	7.2%	9.1%	6.7%	8.8%	3.5%	11.8%
	South America	(1.0%)	3.7%	(8.4%)	(1.8%)	(27.7%)	(7.7%)

Comparable (3)	Consolidated	10.0%	10.8%	5.7%	8.0%	(5.1%)	9.5%
	Mexico & Central America	7.7%	8.0%	7.2%	7.8%	4.1%	11.1%
	South America	12.8%	14.8%	3.6%	8.3%	(14.7%)	7.0%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“Our 2019 results reflect a year of transformation and capability building: Initiatives that position us for future growth. Our full-year comparable revenues grew 10.8%, while our comparable operating income grew 9.5%. These results reflect continuous growth in Mexico and Brazil—encouraging underlying operating performance from our two largest markets—in the face of challenging environments and profound restructuring costs throughout the year. Importantly, we continued revamping our portfolio across territories, through innovation, affordability, and revenue management initiatives, to ensure that our customers are offered the highest value at the best possible price point. Moreover, we functionalized our operations while installing best-in-class practices to create a more agile organization. Finally, our development and rollout of cutting-edge comercial cabilities is far from over, as our omnichannel initiatives will begin deployment during 2020.

I am confident that the strides we took during 2019 to put together the right set of capabilities and talent will position our organization to generate increased value for all of our stakeholders for many years to come.”

(1)              Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

(2)              According to IFRS 5, figures for 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(3)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

•        On November 1, 2019, Coca-Cola FEMSA paid the second installment of the 2018 dividend in the amount of Ps. 0.4425 per share (equivalent to Ps. 3.54 per unit).

•        In January 2020, Coca-Cola FEMSA issued US$1.25 billion aggregate principal amount of senior notes due 2030. The notes priced at US Treasury +100 basis points and a coupon of 2.750%. The transaction received broad participation from investment grade dedicated investors, confirming Coca-Cola FEMSA’s financial discipline and strong credit profile. The net proceeds from the sale of the 2030 notes were used to repurchase and redeem its 3.875% senior notes due 2023 and for general corporate purposes.

•        On January 30, 2020, recognizing our commitment to environmental, social, and governance (“ESG”) practices, Coca-Cola FEMSA was included in the FTSE4Good BIVA Index. The new sustainability Index by BIVA (“Bolsa Institucional de Valores”) and FSTE Russell aims to align the Mexican market with best international ESG standards.

•        In February 2020, Coca-Cola FEMSA announced the successful placement of two tranches of Mexican Peso-denominated bonds or certificados bursátiles in the Mexican market for an aggregate amount of Ps. 3,000 million for 8 years bearing an annual fixed interest rate of 7.35% and certificados bursátiles for an aggregate amount of Ps. 1,727 million for 5.5 years bearing a variable interest rate of TIIE + 0.08%. This transaction received broad participation from investors and was over-subscribed by almost four times.

•        Coca-Cola FEMSA is proud to be a member of the Bloomberg 2020 Gender-Equality Index (“GEI”). This Index recognizes Coca-Cola FEMSA for the second consecutive year for its commitment to both workplace equality and transparency.

•        On February 25, 2020, Coca-Cola FEMSA’s Board of Directors agreed to propose for approval at the annual Shareholders meeting, held on March 17, 2020, an ordinary dividend of Ps. 4.86 per unit (Ps. 0.6075 per share) to be paid in two installments in May and November of 2020. This dividend represents an increase of 37% versus the previous year’s dividend, underscoring our commitment to total shareholder return.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 2 of 16

CONSOLIDATED FOURTH-QUARTER RESULTS

CONSOLIDATED FOURTH QUARTER RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	4Q 2019	4Q 2018	Δ%	Δ%
Total revenues	51,735	50,165	3.1%	10.0%
Gross profit	22,928	23,017	(0.4%)	5.7%
Operating income	6,373	7,342	(13.2%)	(5.1%)
Operating cash flow (3)	9,391	10,215	(8.1%)	(0.8%)

Volume increased 2.1% to 889.6 million unit cases, driven mainly by 7.9% growth in Brazil, 4.0% growth in Central America, 0.7% growth in Colombia, and stable performance in Mexico, partially offset by volume declines in Argentina and Uruguay. On a comparable basis, total volumes would have increased 2.7%.

Total revenues increased 3.1% to Ps. 51,735 million. Our revenues were driven mainly by healthy pricing in key territories such as Mexico, Central America, Brazil, and Colombia, revenue management initiatives across our territories, volume growth in Brazil and Central America, and a favorable mix effect driven by transactions growing ahead of volumes mainly in Brazil and Mexico. These factors were partially offset by the negative translation effect resulting from the depreciation of most our operating currencies as compared to the Mexican Peso, combined with volume declines in Argentina and Uruguay. On a comparable basis, total revenues would have increased 10.0%.

Gross profit remained flat at Ps. 22,928 million, and gross margin contracted 160 basis points to 44.3%. This was driven mainly by: i) the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, resulting from our temporary decision to suspend such tax credits; ii) higher concentrate costs in Mexico; iii) the depreciation in the average exchange rate of the Brazilian Real, the Argentine Peso, and Colombian Peso as applied to our U.S. dollar-denominated raw material costs; and iv) an unfavorable currency hedging position mainly in Mexico. These factors were partially offset by lower PET prices and stable sweetener prices. On a comparable basis, gross profit would have increased 5.7%.

(1)              According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(2)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(3)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 3 of 16

Operating income decreased 13.2% to Ps. 6,373 million, and operating margin contracted 230 basis points to 12.3%. This decrease was driven mainly by higher labor, maintenance, and freight expenses. These factors were partially offset by operating expense efficiencies. On a comparable basis, operating income would have decreased 5.1%.

Comprehensive financing result recorded an expense of Ps. 1,507 million, compared to an expense of Ps. 2,149 million in the same period of 2018. This decrease was driven mainly by a reduction in our interest expense, net, as compared to the same period of 2018 related to debt reduction, and a reduction in our foreign exchange loss—as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso.

Income tax as a percentage of income before taxes was 44.0% as compared to 30.1% during the same period of the previous year. This increase was driven mainly by an impairment of Ps. 948 million in our Estrella Azul dairy joint venture in Panama, coupled with an increase in non-deductible items from taxes paid in foreign subsidiaries. Despite this increase in the fourth quarter, the annualized income tax as a percentage of income before taxes was 30.9%.

Net income attributable to equity holders of the company was Ps. 1,995 million as compared to Ps. 5,541 million during the same period of the previous year. This decrease was driven mainly by a demanding comparable driven by the results of discontinued operations related to the sale of the operation in the Philippines. Earnings per share1 were Ps. 0.12 (Earnings per unit were Ps. 0.95, and earnings per ADS were Ps. 9.50.).

(1)           Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 4 of 16

CONSOLIDATED FULL YEAR RESULTS

CONSOLIDATED FULL YEAR RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	FY 2019	FY 2018	Δ%	Δ%
Total revenues	194,471	182,342	6.7%	10.8%
Gross profit	87,507	83,938	4.3%	8.0%
Operating income	25,423	24,673	3.0%	9.5%
Operating cash flow (3)	37,148	35,456	4.8%	9.8%

Volume increased 1.4% to 3,368.9 million unit cases for the full year 2019 as compared to 2018, driven mainly by solid growth in Brazil and Central America, combined with the consolidation of acquired territories in Guatemala and Uruguay as of May and July 2018, respectively, partially offset by volume declines in Argentina, Colombia, and Mexico. On a comparable basis, total volumes would have increased 1.4%.

Total revenues increased 6.7% to Ps. 194,471 million for the full year 2019 as compared to 2018. Total revenues were driven mainly by healthy pricing, revenue management initiatives across our territories, volume growth in Brazil, the consolidation of recently acquired territories in Guatemala and Uruguay, and a favorable mix effect driven by transactions outperforming volumes in Brazil, Argentina, and Uruguay. This figure includes extraordinary other operating revenues income related to an entitlement to reclaim tax payments in Brazil recognized in the third quarter. These factors were partially offset by the negative translation effect resulting from the depreciation of most of our operating currencies as compared to the Mexican Peso, combined with volume declines in Argentina, Colombia, and Mexico. On a comparable basis, total revenues would have increased 10.8%.

Gross profit increased 4.3% to Ps. 87,507 million for the full year 2019 as compared to 2018, and gross margin contracted 100 basis points to 45.0%. More stable sweetener and declining PET prices were offset by: i) the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, coupled with our temporary decision to suspend such tax credits; ii) higher concentrate costs in Mexico; and iii) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 8.0%.

(1)           According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(2)           Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(3)           Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 5 of 16

Operating income increased 3.0% to Ps. 25,423 million for the full year of 2019 as compared to 2018, and operating margin contracted 40 basis points to 13.1%. This increase was driven mainly by operating expense efficiencies and tax reclaims in Brazil, partially offset by restructuring severance payments of Ps. 1,062 million related to our efficiency program, other tax-related provisions, and higher freight and labor expenses. On a comparable basis, operating income would have increased 9.5%.

Comprehensive financing result recorded an expense of Ps. 6,071 million for 2019 compared to an expense of Ps. 6,943 for 2018. This 12.6% decrease was driven mainly by a reduction in our interest expense, net, and a reduction in other financial expenses as compared to 2018. These factors were partially offset by a foreign exchange loss—as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso.

Income tax as a percentage of income before taxes was 30.9% for 2019 as compared to 31.0% for the previous year. This decrease was driven mainly by the increase in the relative weight of our Mexico operation’s profits in our consolidated results, which have a lower tax rate. These factors were partially offset by an impairment of Ps. 948 million in our Estrella Azul dairy joint venture in Panama, coupled with an increase in non-deductible items from taxes paid in foreign subsidiaries.

Net income attributable to equity holders of the company was Ps. 12,101 million for 2019 as compared to Ps. 13,910 million for the previous year. This decrease was driven mainly by a demanding comparable driven by the results of discontinued operations related to the sale of the operation in the Philippines and an impairment of Ps. 948 million in our Estrella Azul dairy joint venture in Panama. Earnings per share were Ps. 0.72 (Earnings per unit were Ps. 5.76, and earnings per ADS were Ps. 57.60.). On a comparable basis, our net income attributable to equity holders of the company would have increased 24.8%.

(1)           Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 6 of 16

MEXICO & CENTRAL AMERICA DIVISION FOURTH QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	4Q 2019	4Q 2018	Δ%	Δ%
Total revenues	27,253	25,424	7.2%	7.7%
Gross profit	13,050	12,232	6.7%	7.2%
Operating income	3,524	3,404	3.5%	4.1%
Operating cash flow (3)	5,502	5,305	3.7%	4.2%

Volume increased 0.6% to 506.9 million unit cases, driven by high single-digit volume growth in Guatemala, coupled with solid growth in Costa Rica and stable performance in Mexico, partially offset by volume declines in Nicaragua and Panama.

Total revenues increased 7.2% to Ps. 27,253 million, driven by pricing ahead of inflation in Mexico and a favorable mix driven by transactions outperforming volumes, coupled with volume growth in Guatemala and Costa Rica and stable volumes in Mexico. These factors were partially offset by volume declines in Nicaragua and Panama. On a comparable basis, total revenues would have increased 7.7%.

Gross profit increased 6.7% to Ps. 13,050 million, and gross profit margin contracted 20 basis points to 47.9%, driven mainly by higher concentrate costs in Mexico and an unfavorable currency hedging position. These factors were partially offset by our pricing initiatives, lower PET costs, and stable sweetener prices. On a comparable basis, gross profit would have increased 7.2%.

Operating income increased 3.5% to Ps. 3,524 million in the fourth quarter of 2019, and operating income margin contracted 50 basis points to 12.9% during the period, driven mainly by labor, freight, and maintenance expenses and the onetime disposal of certain idle assets. These factors were partially offset by an operative foreign exchange gain. On a comparable basis, operating income would have increased 4.1%.

(1)              According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(2)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(3)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 7 of 16

SOUTH AMERICA DIVISION FOURTH QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	4Q 2019	4Q 2018	Δ%	Δ%
Total revenues	24,482	24,741	(1.0%)	12.8%
Gross profit	9,878	10,784	(8.4%)	3.6%
Operating income	2,848	3,938	(27.7%)	(14.7%)
Operating cash flow (3)	3,889	4,910	(20.8%)	(7.4%)

Volume increased 4.0% to 382.7 million unit cases, driven by strong volume growth of 7.9% in Brazil and slight growth of 0.7% in Colombia, partially offset by volume declines in Argentina and Uruguay. On a comparable basis, volume would have increased 5.9%.

Total revenues decreased 1.0% to Ps. 24,482 million. Revenues were driven mainly by strong volume growth in Brazil, pricing ahead of inflation in Brazil and Colombia, and a favorable mix effect driven by transactions outperforming volumes in the division. However, these factors were offset by volume contractions in Argentina and Uruguay, coupled with an unfavorable currency translation effect resulting from the depreciation of the all of our operating currencies in the division as compared to the Mexican Peso. On a comparable basis, total revenues would have increased 12.8%.

Gross profit decreased 8.4% to Ps. 9,878 million, and gross profit margin contracted 330 basis points to 40.3%. This is a result of higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, resulting from our temporary decision to suspend such tax credits, the depreciation of the average exchange rate of all our local currencies in the division as applied to our U.S. dollar-denominated raw material costs, and an unfavorable raw material hedging position. These factors were partially offset by lower PET prices in the division and lower sweetener prices mainly in Brazil, combined with our revenue management initiatives. On a comparable basis, gross profit would have increased 3.6%.

Operating income decreased 27.7% to Ps. 2,848 million in the fourth quarter of 2019, resulting in a margin contraction of 430 basis points to 11.6%. This was driven mainly by the previously mentioned factors that affected our gross margin, combined with higher labor and freight expenses, and other restructuring expenses. These factors were partially offset by operating expense efficiencies. On a comparable basis, operating income would have decreased 14.7%.

(1)              According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(2)              Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(3)              Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 8 of 16

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, including acquisitions made in Guatemala and Uruguay as of May and July 2018, respectively; (ii) translation effects resulting from exchange rate movements; and (iii) the results of hyperinflationary subsidiaries in both periods: Argentina’s results from 2019 and 2018. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability. The relation between our reported and comparable figures is described in the following chart:

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 9 of 16

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 257 million. With over 83 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 269 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 10 of 16

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Transactions (million transactions)	5,333.2		5,186.7		2.8%	3.4%	20,220.6		19,725.7		2.5%	2.0%
Volume (million unit cases)	889.6		871.7		2.1%	2.7%	3,368.9		3,321.8		1.4%	1.4%
Average price per unit case	52.57		52.19		0.7%		52.46		50.57		3.7%
Net revenues	51,541		49,982		3.1%		192,342		181,823		5.8%
Other operating revenues	194		183		5.8%		2,129		519		310.3%
Total revenues (2)	51,735	100.0%	50,165	100.0%	3.1%	10.0%	194,471	100.0%	182,342	100.0%	6.7%	10.8%
Cost of goods sold	28,807	55.7%	27,149	54.1%	6.1%		106,964	55.0%	98,404	54.0%	8.7%
Gross profit	22,928	44.3%	23,017	45.9%	-0.4%	5.7%	87,507	45.0%	83,938	46.0%	4.3%	8.0%
Operating expenses	16,018	31.0%	15,165	30.2%	5.6%		60,537	31.1%	57,924	31.8%	4.5%
Other operative expenses, net	438	0.8%	402	0.8%	8.9%		1,339	0.7%	1,032	0.6%	29.7%
Operative equity method (gain) loss in associates(3)	99	0.2%	108	0.2%	-7.6%		208	0.1%	309	0.2%	-32.7%
Operating income (6)	6,373	12.3%	7,342	14.6%	-13.2%	-5.1%	25,423	13.1%	24,673	13.5%	3.0%	9.5%
Other non operative expenses, net	1,077	2.1%	632	1.3%	70.4%		1,151	0.6%	848	0.5%	35.7%
Non Operative equity method (gain) loss in associates (5)	(63)	-0.1%	(43)	-0.1%	47.9%		(77)	0.0%	(83)	0.0%	-6.4%
Interest expense	1,659		2,063		-19.6%		6,904		7,568		-8.8%
Interest income	320		293		9.2%		1,230		1,004		22.5%
Interest expense, net	1,339		1,770		-24.4%		5,674		6,564		-13.6%
Foreign exchange loss (gain)	168		371		-54.6%		330		277		19.0%
Loss (gain) on monetary position in inflationary subsidiries	(139)		(59)		135.1%		(221)		(212)		4.2%
Market value (gain) loss on financial instruments	139		67		106.1%		288		314		-8.0%
Comprehensive financing result	1,507		2,149		-29.9%		6,071		6,943		-12.6%
Income before taxes	3,851		4,603		-16.3%		18,278		16,964		7.7%
Income taxes	1,694		1,386		22.2%		5,648		5,260		7.4%
Result of discontinued operations	-		2,790		NA		-		3,366		NA
Consolidated net income	2,157		6,008		-64.1%		12,630		15,070		-16.2%
Net income attributable to equity holders of the company	1,995	3.9%	5,541	11.0%	-64.0%		12,101	6.2%	13,910	7.6%	-13.0%
Non-controlling interest	162	0.3%	467	0.9%	-65.3%		529	0.3%	1,159	0.6%	-54.4%

Operating Cash Flow & CAPEX	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Operating income (6)	6,373	12.3%	7,342	14.6%	-13.2%		25,423	13.1%	24,673	13.5%	3.0%
Depreciation	2,226		2,140		4.0%		8,942		8,404		6.4%
Amortization and other operative non-cash charges	793		733		8.2%		2,783		2,379		17.0%
Operating cash flow (6)(7)	9,391	18.2%	10,215	20.4%	-8.1%	-0.8%	37,148	19.1%	35,456	19.4%	4.8%	9.8%
CAPEX	4,765		3,970		20.0%		11,465		11,069		3.6%

(1) Except volume and average price per unit case figures.
(2) Please refer to pages 14 and 15 for revenue breakdown.
(3) Includes equity method in Jugos del Valle, Leao Alimentos, and Estrella Azul, among others.
(4) According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(5) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes, among others.
(6) The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(7) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(8) Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 11 of 16

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,834.2		2,807.4		1.0%	1.0%	11,529.6		11,507.5		0.2%	-1.1%
Volume (million unit cases)	506.9		503.8		0.6%	0.6%	2,075.3		2,065.0		0.5%	-0.4%
Average price per unit case	53.73		50.40		6.6%		52.60		48.47		8.5%
Net revenues	27,238		25,390				109,170		100,098
Other operating revenues	15		34				79		64
Total Revenues (2)	27,253	100.0%	25,424	100.0%	7.2%	7.7%	109,249	100.0%	100,162	100.0%	9.1%	8.0%
Cost of goods sold	14,203	52.1%	13,192	51.9%			56,865	52.1%	52,000	51.9%
Gross profit	13,050	47.9%	12,232	48.1%	6.7%	7.2%	52,384	47.9%	48,162	48.1%	8.8%	7.8%
Operating expenses	9,256	34.0%	8,381	33.0%			35,891	32.9%	33,714	33.7%
Other operative expenses, net	186	0.7%	286	1.1%			1,021	0.9%	427	0.4%
Operative equity method (gain) loss in associates (3)	84	0.3%	161	0.6%			251	0.2%	405	0.4%
Operating income (4)	3,524	12.9%	3,404	13.4%	3.5%	4.1%	15,221	13.9%	13,617	13.6%	11.8%	11.1%
Depreciation, amortization & other operating non-cash charges	1,977	7.3%	1,901	7.5%			7,258	6.6%	6,801	6.8%
Operating cash flow (4)(5)	5,502	20.2%	5,305	20.9%	3.7%	4.2%	22,479	20.6%	20,417	20.4%	10.1%	9.2%

(1) Except volume and average price per unit case figures.

(2) Please refer to pages 14 and 15 for revenue breakdown.

(3) Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4) The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6) Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Fourth Quarter of:						For Full Year:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,499.0		2,379.3		5.0%	6.5%	8,691.0		8,218.2		5.8%	7.0%
Volume (million unit cases)	382.7		368.0		4.0%	6.0%	1,293.6		1,256.8		2.9%	4.9%
Average price per unit case	51.03		54.63		-6.6%		52.22		54.01		-3.3%
Net revenues	24,303		24,592				83,172		81,725
Other operating revenues	179		149				2,050		455
Total Revenues (2)	24,482	100.0%	24,741	100.0%	-1.0%	12.8%	85,222	100.0%	82,180	100.0%	3.7%	14.8%
Cost of goods sold	14,604	59.7%	13,957	56.4%			50,099	58.8%	46,404	56.5%
Gross profit	9,878	40.3%	10,784	43.6%	-8.4%	3.6%	35,123	41.2%	35,775	43.5%	-1.8%	8.3%
Operating expenses	6,762	27.6%	6,784	27.4%			24,646	28.9%	24,210	29.5%
Other operative expenses, net	252	1.0%	116	0.5%			318	0.4%	606	0.7%
Operative equity method (gain) loss in associates (3)	16	0.1%	(54)	-0.2%			(43)	-0.1%	(96)	-0.1%
Operating income (4)	2,848	11.6%	3,938	15.9%	-27.7%	-14.7%	10,202	12.0%	11,056	13.5%	-7.7%	7.0%
Depreciation, amortization & other operating non-cash charges	1,041	4.3%	972	3.9%			4,466	5.2%	3,983	4.8%
Operating cash flow (4)(5)	3,889	15.9%	4,910	19.8%	-20.8%	-7.4%	14,668	17.2%	15,038	18.3%	-2.5%	10.7%

(1) Except volume and average price per unit case figures.

(2) Please refer to pages 14 and 15 for revenue breakdown.

(3) Includes equity method in Leao Alimentos and Verde Campo, among others.

(4) The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5) Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6) Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 12 of 16

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Dec-19	Dec-18	% Var.	Liabilities & Equity	Dec-19	Dec-18	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	11,485	11,604	-1%
	20,491	23,727	-14%	Suppliers	19,832	19,746	0%
Total accounts receivable	15,476	14,847	4%	Short-term leasing Liabilities	483	-
Inventories	10,538	10,051	5%	Other current liabilities	19,210	14,174	36%
Other current assets	10,291	8,865	16%	Total current liabilities	51,010	45,524	12%
Total current assets	56,796	57,490	-1%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	58,492	70,201	-17%
Property, plant and equipment	109,169	106,259	3%	Long Term Leasing Liabilities	900	-
Accumulated depreciation	(47,982)	(44,316)	8%	Other long-term liabilities	17,752	16,313	9%
Total property, plant and equipment, net	61,187	61,942	-1%	Total liabilities	128,154	132,037	-3%
Right of use assets	1,381	-	NA	Equity
Investment in shares	9,751	10,518	-7%	Non-controlling interest	6,751	6,807	-1%
Intangible assets and other assets	112,050	116,804	-4%	Total controlling interest	122,934	124,943	-2%
Other non-current assets	16,673	17,033	-2%	Total equity	129,685	131,750	-2%
Total Assets	257,839	263,788	-2%	Total Liabilities and Equity	257,839	263,788	-2%

	December 31, 2019

Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	68.2%	26.5%	8.3%
U.S. Dollars	9.3%	0.0%	3.9%
Colombian Pesos	1.5%	78.4%	5.0%
Brazilian Reals	18.8%	0.8%	9.9%
Uruguayan Pesos	1.9%	0.0%	10.1%
Argentine Pesos	0.2%	20.0%	61.7%
Total Debt	100%	12.4%	8.3%
(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	FY 2019	FY 2018	Δ%
Net debt including effect of hedges (1)(3)	49,784	56,934	-12.6%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.34	1.61
Operating cash flow/ Interest expense, net (1)	6.55	5.40
Capitalization (2)	37.2%	40.5%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 13 of 16

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	4Q 2019					4Q 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	331.2	21.3	64.1	28.1	444.7	328.7	22.9	64.2	28.3	444.0	0.2%
Central America	54.2	2.9	0.1	4.9	62.2	51.7	2.8	0.1	5.1	59.8	4.0%
Mexico and Central America	385.4	24.3	64.2	33.0	506.9	380.4	25.7	64.3	33.4	503.8	0.6%
Colombia	58.9	6.5	4.8	3.8	74.0	56.6	7.2	4.8	4.8	73.5	0.7%
Brazil	221.7	15.9	2.4	15.6	255.6	205.2	14.6	2.4	14.8	236.9	7.9%
Argentina	31.8	4.1	1.1	3.0	40.0	35.0	4.6	1.3	3.3	44.2	-9.7%
Uruguay	12.0	1.1	-	0.1	13.2	12.1	1.0	-	0.3	13.3	-0.9%
South America	324.3	27.6	8.2	22.5	382.7	308.9	27.3	8.4	23.3	368.0	4.0%
TOTAL	709.8	51.9	72.4	55.6	889.6	689.3	53.0	72.8	56.6	871.7	2.1%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	4Q 2019					4Q 2018 (3)					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,965.2	158.2		217.4	2,340.8	1,931.4	168.2		224.4	2,324.0	0.7%
Central America	414.8	22.3		56.4	493.4	409.1	16.3		58.0	483.4	2.1%
Mexico and Central America	2,379.9	180.5		273.8	2,834.2	2,340.6	184.5		282.4	2,807.4	1.0%
Colombia	406.5	81.7		41.1	529.3	398.1	98.4		56.6	553.0	-4.3%
Brazil	1,387.4	140.0		165.0	1,692.4	1,257.8	125.1		144.9	1,527.9	10.8%
Argentina	166.4	25.2		21.7	213.2	183.5	27.4		22.8	233.6	-8.7%
Uruguay	57.9	5.0		1.3	64.1	59.6	4.5		0.7	64.8	-1.0%
South America	2,018.2	251.8		229.0	2,499.0	1,898.9	255.4		224.9	2,379.3	5.0%
TOTAL	4,398.1	432.3		502.8	5,333.2	4,239.5	439.9		507.3	5,186.7	2.8%

Revenues
Expressed in million Mexican Pesos	4Q 2019	4Q 2018 (3)	Δ %
Mexico	22,608	20,921	8.1%
Central America	4,645	4,503	3.2%
Mexico and Central America	27,253	25,424	7.2%
Colombia	3,634	3,790	-4.1%
Brazil (4)	17,969	17,433	3.1%
Argentina	1,873	2,381	-21.3%
Uruguay	1,006	1,138	-11.6%
South America	24,482	24,741	-1.0%
TOTAL	51,735	50,165	3.1%

(3) Volume, transactions and revenues for 4Q 2018 are re-presented excluding the Philippines.
(4) Brazil includes beer revenues of Ps.4,771.3 million for the fourth quarter of 2019 and Ps. 4,490.6 million for the same period of the previous year.

(1)           Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)           Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 14 of 16

COCA-COLA FEMSA
FY - VOLUME, TRANSACTIONS & REVENUES

Volume
	FY 2019					FY 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	1,345.6	94.9	280.5	117.4	1,838.3	1,348.8	102.9	279.0	119.5	1,850.2	-0.6%
Central America	203.9	12.0	0.6	20.4	236.9	182.4	11.1	0.6	20.6	214.7	10.3%
Mexico and Central America	1,549.5	106.9	281.1	137.8	2,075.3	1,531.2	114.0	279.6	140.1	2,065.0	0.5%
Colombia	206.6	25.2	19.2	14.5	265.5	207.6	26.6	19.6	17.5	271.4	-2.2%
Brazil	735.1	51.6	8.1	51.7	846.5	688.8	46.9	7.6	44.1	787.4	7.5%
Argentina	111.4	14.2	3.9	9.7	139.3	140.9	17.4	4.7	12.4	175.3	-20.6%
Uruguay	38.7	3.4	-	0.4	42.4	20.8	1.6	-	0.3	22.7	87.1%
South America	1,091.7	94.5	31.2	76.2	1,293.6	1,058.1	92.5	31.9	74.3	1,256.8	2.9%
TOTAL	2,641.2	201.4	312.3	214.0	3,368.9	2,589.4	206.5	311.6	214.4	3,321.8	1.4%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	FY 2019					FY 2018 (3)					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	7,966.3	702.7		915.7	9,584.6	8,015.1	754.9		958.2	9,728.2	-1.5%
Central America	1,616.1	92.7		236.2	1,945.0	1,468.1	63.8		247.4	1,779.3	9.3%
Mexico and Central America	9,582.4	795.4		1,151.8	11,529.6	9,483.2	818.7		1,205.6	11,507.5	0.2%
Colombia	1,478.4	331.6		158.0	1,967.9	1,505.3	361.3		193.7	2,060.3	-4.5%
Brazil	4,730.2	456.9		539.1	5,726.2	4,237.3	405.2		482.9	5,125.4	11.7%
Argentina	624.0	88.4		70.5	782.9	738.0	97.3		84.8	920.1	-14.9%
Uruguay	195.0	15.2		3.7	214.0	103.9	7.3		1.2	112.4	90.4%
South America	7,027.6	892.1		771.3	8,691.0	6,584.5	871.1		762.6	8,218.2	5.8%
TOTAL	16,610.0	1,687.5		1,923.2	20,220.6	16,067.7	1,689.8		1,968.2	19,725.7	2.5%

Revenues
Expressed in million Mexican Pesos	FY 2019	FY 2018 (3)	Δ %
Mexico	91,358	84,351	8.3%
Central America	17,891	15,811	13.2%
Mexico and Central America	109,249	100,162	9.1%
Colombia	13,522	14,580	-7.3%
Brazil (4)	61,555	56,523	8.9%
Argentina	6,725	9,152	-26.5%
Uruguay	3,421	1,925	77.7%
South America	85,222	82,180	3.7%
TOTAL	194,471	182,342	6.7%

(3) Volume, transactions and revenues for Year to date are re-presented excluding the Philippines.
(4) Brazil includes beer revenues of Ps.15,619.4 million for the full year 2019 and Ps. 13,848.5 million for the same period of the previous year.

(1)           Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

(2)           Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 15 of 16

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	4Q19	YTD
Mexico	2.20%	2.83%
Colombia	0.66%	3.80%
Brazil	1.62%	4.31%
Argentina	13.80%	53.83%
Costa Rica	0.02%	1.52%
Panama	0.00%	-0.06%
Guatemala	2.04%	3.41%
Nicaragua	2.05%	6.13%
Uruguay	0.78%	8.79%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)			Quarterly Exchange Rate (Local Currency per USD)
	4Q19	4Q18	Δ %	FY 19	FY 18	Δ %
Mexico	19.28	19.83	-2.8%	19.26	19.24	0.1%
Colombia	3,410.79	3,163.86	7.8%	3,281.16	2,956.20	11.0%
Brazil	4.12	3.81	8.1%	3.95	3.65	7.9%
Argentina	59.39	37.13	60.0%	48.24	28.11	71.6%
Costa Rica	578.67	605.04	-4.4%	590.60	580.15	1.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.72	7.72	0.0%	7.70	7.52	2.4%
Nicaragua	33.70	32.13	4.9%	33.12	31.55	5.0%
Uruguay	37.51	32.54	15.3%	35.25	30.71	14.8%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Dec-19	Dec-18	Δ %	Sep-19	Sep-18	Δ %
Mexico	18.85	19.68	-4.3%	19.64	18.81	4.4%
Colombia	3,277.14	3,249.75	0.8%	3,462.01	2,972.18	16.5%
Brazil	4.03	3.87	4.0%	4.16	4.00	4.0%
Argentina	59.89	37.70	58.9%	57.59	41.25	39.6%
Costa Rica	576.49	611.75	-5.8%	583.88	585.80	-0.3%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.70	7.74	-0.5%	7.74	7.70	0.4%
Nicaragua	33.84	32.33	4.7%	33.53	31.94	5.0%
Uruguay	37.31	32.39	15.2%	36.94	33.21	11.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 4Q2019 Results February 26, 2020	Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: February 26, 2020